CUTLER LAW GROUP                                        M. Richard Cutler, Esq.*
Attorneys at Law                                        M Gregory Cutler, Esq.**
www.cutlerlaw.com                                *Admitted in California & Texas
-----------------                                          **Admitted in Florida

                                 June 17, 2009

Jenn Do, Division of Corporate Finance
Terrence O'Brien, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561


RE:  EXTENSIONS, INC.
     FORM 10-K AMENDMENT 1 FOR THE YEAR ENDED DECEMBER 31, 2008
     FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009
     FILE NO. 000-26493

Gentlemen and Ladies:

     This letter accompanies Amendment No. 2 to the Annual Report on Form 10-K and Amendment No. 1 to the Quarterly Report on Form 10-Q filed by Extensions, Inc. (the "Company") on June 18, 2009. We are in receipt of your correspondence dated June 3, 2009, and addressed to BB Tuley, Chief Financial Officer of the Company. This letter includes responsive comments to your letter. We have attached to this correspondence a pdf copy of the filings marked to show changes from the original.

     The responses contained herein correspond in Part and Number to the comments in your letter of June 3, 2009. The page numbers reflect the page numbers in the marked pdf copy of the Amended Form 10-K attached hereto.

Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2008
-------------------------------------------------------------

Report of Independent Registered Public Accounting Firm, page_F-26
------------------------------------------------------------------

1. Please request Gruber & Company, LLC to provide you with a report that includes the audit of the entire consolidated statements of cash flows. In this regard, we note their reference to cash flows from operations in the introductory paragraph and in the opinion paragraph. Refer to AU Section 508 for guidance. Further, please ensure that the auditor's report you include in your fiscal year 2008 Form 10-K has the appropriate date. In this regard, we note that the auditors' report included within your PDF version is as of March 2009 rather than April 14, 2009. Please amend your fiscal year 2008 Form 10-K to provide the appropriate report from your independent registered public accounting firm. In the amended Form 10-K, please include an explanation for filing the amended Form 10-K.

Our auditor has provided an amended report clarifying that it includes the audit of the consolidated statements of cash flows as a whole. We have ensured that the PDF version is filed with the correct date on the report. We have included two statements on page 2 explaining the reasons for filing Amendments 1 and 2.

Item 9A. Controls and Procedures, page 41
-----------------------------------------

Evaluation of Disclosure Controls and Procedures, page 41
---------------------------------------------------------

2. We note your disclosure that you evaluated your disclosure controls and procedures as of December 31, 2007 rather than as of December 31, 2008 for your fiscal year 2008 Form 10-K. Please amend your fiscal year 2008 Form 10-K to revise your disclosure to state the chief executive officer and the chief financial officer's conclusion regarding the effectiveness of your disclosure controls and procedures at the reasonable assurance level as of December 31, 2008. Please also amend your first quarter of fiscal year 2009 Form 10-Q to revise your disclosure to state the conclusion regarding the effectiveness of your disclosure controls and procedures as of March 31, 2009. Refer to Item 307 of Regulation S-K for guidance.

Please note that the reference to December 31, 2007 in both documents was a typo. Our disclosure controls and procedures were evaluated as of December 31, 2008 and March 31, 2009 for the 10-K and 10-Q, respectively. We have corrected page 41 of the 10-K and pages 9-10 of the 10-Q accordingly.

Management's Report on Internal Control over Financial Reporting, page 41
-------------------------------------------------------------------------

3. We note your disclosure that you conducted your assessment of the effectiveness of your internal control over financial reporting as of December 31, 2007 rather than December 31, 2008. If you also conducted an evaluation of your internal control over financial reporting as of December 31, 2008, please amend your fiscal year 2008 Form 10-K to disclose this fact and to state your conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2008. If you did not conduct an evaluation of your internal control over financial reporting as of December 31, 2008, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting as of December 31, 2008. Refer to Item 308(a)(3) of Regulation S-K for guidance. In addition, please consider whether management's failure to provide the disclosure required by Item 308(a)(3) of Regulation S-K impacts the conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year 2008 and as of the end of the first quarter of fiscal year 2009 and revise your disclosure as appropriate.

Please note that the reference to December 31, 2007 in both documents was a typo. Our disclosure controls and procedures were evaluated as of December 31, 2008 and March 31, 2009 for the 10-K and 10-Q, respectively. We have corrected page 41 of the 10-K and pages 9-10 of the 10-Q accordingly.

We do not believe that these errors impact the conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year 2008, because they did not affect the substance of our review or our conclusions regarding internal controls.

Changes in Internal Control Over Financial Reporting, page 43
-------------------------------------------------------------

4. We note your disclosure that "[e]xcept as noted above, there were no changes in [y]our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during [y]our most recently completed fiscal year that materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Please revise this disclosure in your amendment to your fiscal year 2008 Form 10-K to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also note that the disclosure should be for the most recently completed quarter presented in the periodic report. Finally, please also include this revised disclosure in the amendment to your first quarter of fiscal year 2009 Form 10-Q.

We have amended this disclosure on page 43 of the 10-K and page 10 of the 10-Q to describe the material changes to our internal controls.

Exhibits 31
-----------

5. In the amendment to your fiscal year 2008 Form 10-K, please also revise the certifications required under section 302 of the Sarbanes-Oxley Act so that the language conforms exactly to the language in Release No. 33-8238. Specifically, please state, "The registrant's other certifying officer(s) and I are " in the beginning of paragraphs 4 and 5 of the certifications. Refer to Item 601(B)(31) of Regulation S-K for guidance. Please note that paragraph 1 of the certifications should refer to the amended periodic report. Finally, please also address these issues in the certifications included in your first quarter of fiscal year 2009 Form 10-Q amendment.

We have corrected exhibits 31 in both the 10-K and 10-Q accordingly.

Form 10-Q/ANo.1 for the Fiscal Quarter Ended March 31, 2009
-----------------------------------------------------------

Section 302 Management Certifications
-------------------------------------

6. Please amend your first quarter of fiscal year 2009 Form 10-Q to revise the certifications required under section 302 of the Sarbanes-Oxley Act to include the complete introductory language of paragraph 4 and the language of paragraph 4(b) regarding the design of your internal control over financial reporting per Release No. 33-8238. Refer to Item 601(b)(31) of Regulation S-K for additional guidance.

     We have corrected exhibits 31 for the 10-Q to include the introductory language and subparagraph (b) regarding the design of our internal controls over financial reporting.

                                 ACKNOWLEDGMENT

The Company hereby acknowledges that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Extensions,  Inc.

                              By:  \s\  Crawford  Shaw
                                   -------------------
                                   Crawford  Shaw,  CEO


                              By:  \s\  BB  Tuley
                                   --------------
                                   BB  Tulley,  CFO

--------------------------------------------------------------------------------

     If you have any further questions or comments, please do not hesitate to contact us.

                              Very  truly  yours,


                              \s\ M Gregory Cutler

                              M Gregory Cutler
                              Cutler Law Group